FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of February 2004

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: February 17th, 2004

Information furnished on this form:
- Press release concerning the sale of part of our holdings in Japan Aviation Electronics Industry, Limited

February 17, 2004

NEC to Sell Part of its Holdings in Japan Aviation Electronics Industry, Limited

NEC Corporation ("NEC") announced today that it decided to sell part of its holdings in Japan Aviation Electronics Industry, Limited ("JAE"), a subsidiary listed on the Tokyo Stock Exchange, as described below.

As a result of the sale by NEC of the JAE's shares, JAE which is currently a consolidated subsidiary of NEC will become an affiliated company accounted for by the equity method on NEC's consolidated financial statements. The sale of JAE's shares by NEC will cause no changes to the relationship between the two companies generally but other than the above.

1. Shares to be sold

9,000,000 shares of common stock of JAE
In addition to the sale of the above shares, NEC will grant to Daiwa Securities SMBC Co. Ltd. ("Daiwa SMBC") an option to purchase up to 1,000,000 shares of common stock of JAE (Green Shoe Option).

2. Changes in Number of Shares Held and Percentage of Voting Rights Held

Name of Shares	Number of Shares			Percentage of Voting Rights
	Before Sale	Shares to be sold	After Sale	Before Sale	After Sale
Japan Aviation Electronics Industry, Limited	(Thousands of Shares)	(Thousands of Shares)	(Thousands of Shares)
Held by NEC	32,491	9,000	23,491	35.7%	25.8%
Held by NEC Employee Pension Trust	13,800	-	13,800	15.2%	15.2%
Total	46,291	9,000	37,291	50.9%	41.0%

- 1,000,000 shares under the Green Shoe Option are not considered for the calculation of the above number and percentage.
- The percentage of voting rights is calculated based on the total number of voting rights as of the end of September 2003.

3. Purchaser

All of JAE's shares above will be underwritten by Daiwa SMBC and Nomura Securities Co., Ltd. and will be publicly offered in Japan.

4. Date of Sale

Scheduled in the middle of March 2004

5. Price

To be determined on any day from March 1, 2004 through March 3, 2004

6. Effect on NEC's Financial Results for the Fiscal Year ending March 31, 2004

NEC's expected capital gain from the sale of the JAE's shares above has been reflected in and will not affect the forecasts of NEC's financial results for the fiscal year ending March 31, 2004, which was announced on October 23, 2003.

Contact:
Makoto Miyakawa
Group Manager
Corporate Communication Division
NEC Corporation
TEL:+81-3-3798-6511